UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Instructure, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45781U103
(CUSIP Number)

October 3, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45781U103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 643,086(1)
	6.	Shared Voting Power 1,490,567(2)
	7.	Sole Dispositive Power 643,086(1)
	8.	Shared Dispositive Power 1,490,567(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,133,653
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.1%(3)
12.	Type of Reporting Person (See Instructions) (IN)

_______________
(1)	All of these shares are held in William E. Oberndorf’s Individual Retirement Account, which is self-directed.
(2)
Of these shares, 1,467,367 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as the sole controlling person of Oberndorf Investments LLC, 200 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Caroline G. Oberndorf, 12,000 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Betty Jane Weimer and 11,000 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of William Oberndorf.

(3)	Based on 34,829,305 shares of common stock outstanding as of July 26, 2018.

CUSIP No. 45781U103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oberndorf Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,467,367(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,467,367(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,367
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.2%(2)
12.	Type of Reporting Person (See Instructions) (OO) – limited liability company

_______________
(1)	Power is exercised through William E. Oberndorf as the sole member of the manager of Oberndorf Investments LLC.
(2)	Based on 34,829,305 shares of common stock outstanding as of July 26, 2018.

CUSIP No. 45781U103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bill & Susan Oberndorf Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 59,538(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 59,538(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.2%(2)
12.	Type of Reporting Person (See Instructions) (CO)

_______________
(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.
(2)	Based on 34,829,305 shares of common stock outstanding as of July 26, 2018.

CUSIP No. 45781U103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter C. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) **0.1%(1)
12.	Type of Reporting Person (See Instructions) (IN)

_______________
(1)	Based on 34,829,305 shares of common stock outstanding as of July 26, 2018.
**	Denotes less than.

CUSIP No. 45781U103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Caroline G. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 200(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 200(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) **0.1%(2)
12.	Type of Reporting Person (See Instructions) (IN)

_______________
(1)	William E. Oberndorf is an authorized signatory for the account of Caroline G. Oberndorf.
(2)	Based on 34,829,305 shares of common stock outstanding as of July 26, 2018.
**	Denotes less than.

CUSIP No. 45781U103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Betty Jane Weimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) **0.1%(2)
12.	Type of Reporting Person (See Instructions) (IN)

_______________
(1)	William E. Oberndorf is an authorized signatory for the account of Betty Jane Weimer.
(2)	Based on 34,829,305 shares of common stock outstanding as of July 26, 2018.
**	Denotes less than.

CUSIP No. 45781U103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susan C. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 310(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 310(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 310
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) **0.1%(2)
12.	Type of Reporting Person (See Instructions) (IN)

_______________
(1)	All of these shares are held in Susan C. Oberndorf’s Individual Retirement Account.
(2)	Based on 34,829,305 shares of common stock outstanding as of July 26, 2018.
**	Denotes less than.

Item 1.	(a)	Name of Issuer
Instructure, Inc.
	(b)	Address of Issuer’s Principal Executive Offices
6330 South 3000 East, Suite 700 Salt Lake City, UT 84121
Item 2.	(a)	Name of Person Filing

William E. Oberndorf (“WEO”), Oberndorf Investments LLC, a Delaware limited liability company (“OBI”), Bill & Susan Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Peter C. Oberndorf (“PCO”), Caroline G. Oberndorf (“CGO”), Betty Jane Weimer (“BJW”) and Susan C. Oberndorf (“SCO”). WEO, OBI, Oberndorf Foundation, PCO, CGO, BJW and SCO are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons
The principal business address of WEO is 615 Front Street, San Francisco, CA 94111. WEO is a citizen of the United States of America.
The principal business address of OBI is 615 Front Street, San Francisco, CA 94111. OBI is a Delaware limited liability company.
The principal business address of Oberndorf Foundation is 615 Front Street, San Francisco, CA 94111. Oberndorf Foundation is a California corporation.
PCO’s address is 615 Front Street, San Francisco, CA 94111. PCO is a citizen of the United States of America.
CGO’s address is 615 Front Street, San Francisco, CA 94111. CGO is a citizen of the United States of America.
BJW’s address is 615 Front Street, San Francisco, CA 94111. BJW is a citizen of the United States of America.
SCO’s address is 615 Front Street, San Francisco, CA 94111. SCO is a citizen of the United States of America.
	(d)	Title of Class of Securities
Common Stock
	(e)	CUSIP Number:
45781U103
Item 3.		Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):
Not Applicable.
Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Common Stock
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Amount Beneficially Owned	Sole	Shared	Sole	Shared
William E. Oberndorf	6.1%	2,133,653	643,086	1,490,567	643,086	1,490,567
Oberndorf Investments LLC	4.2%	1,467,367	1,467,367	0	1,467,367	0
Bill & Susan Oberndorf Foundation	0.2%	59,538	59,538	0	59,538	0
Peter C. Oberndorf	**0.1%	19,000	19,000	0	19,000	0
Caroline G. Oberndorf	**0.1%	200	200	0	200	0
Betty Jane Weimer	**0.1%	12,000	12,000	0	12,000	0
Susan C. Oberndorf	**0.1%	310	310	0	310	0

The foregoing percentages are based on 34,829,305 shares of common stock outstanding as of July 26, 2018 as set forth in Instructure, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 1, 2018.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common stock held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2018

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1) Oberndorf Investments LLC (1) Bill & Susan Oberndorf Foundation (1) Peter C. Oberndorf (1) Caroline G. Oberndorf (1) Betty Jane Weimer (1) Susan C. Oberndorf (2)

(1)	A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity was previously filed.

(2)	A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity is filed as Exhibit B.

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney